UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2022

Commission file number:	1-13988

Adtalem Global Education Retirement Plan
A. Full title of the plan:

ADTALEM GLOBAL EDUCATION INC.
500 WEST MONROE
CHICAGO, ILLINOIS 60661
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

REQUIRED INFORMATION

The Plan’s audited financial statements and other required information are included on pages 2-19.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the Adtalem Global Education Success Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Adtalem Global Education Retirement Plan

(Name of Plan)

Date:	June 28, 2023	By:	/s/ Cheryl James
Cheryl James – Administrator

Total Number of Pages 21

ADTALEM GLOBAL EDUCATION

RETIREMENT PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

ADTALEM GLOBAL EDUCATION
RETIREMENT PLAN

Page
Reports of Independent Registered Public Accounting Firms	3-5
Financial Statements:
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8-17
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	18
Consents of Independent Registered Public Accounting Firms	19-20

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Audit and Finance Committee of

Adtalem Global Education Retirement Plan

Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Adtalem Global Education Retirement Plan (the Plan) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2023.

Peachtree Corners, Georgia

June 28, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Audit and Finance Committee of

Adtalem Global Education Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Adtalem Global Education Retirement Plan (f/k/a Adtalem Global Education Success Sharing Retirement Plan) (the Plan) as of December 31, 2021, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the 2021 financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Plan’s auditor since 2009.

Chicago, Illinois

June 24, 2022

ADTALEM GLOBAL EDUCATION
RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2022 AND 2021

	2022	2021
Assets:

Investments at fair value	$431,026,808	$551,285,966
Investment at contract value	26,207,935	30,141,727

Receivables:
Participant contributions	564,473	690,795
Employer contributions	1,040,115	1,236,137
Notes from participants	8,771,887	9,516,154
Other receivables	52,059	-

Total assets	467,663,277	592,870,779

Liabilities:

Operating payables	3,384	3,863
Other payables	114	27

Total liabilities	3,498	3,890

Net assets available for benefits	$467,659,779	$592,866,889

The accompanying notes are an integral part of these financial statements.

ADTALEM GLOBAL EDUCATION
RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Additions to (deductions from) net assets attributed to:
Investment income from interest and dividends	$5,457,599	$7,231,275
Net (depreciation) appreciation in fair value of investments	(93,523,801)	65,730,060
Participant contributions	30,389,965	26,457,097
Participant rollovers from other plans	7,016,345	32,704,301
Employer matching contributions	19,164,545	16,764,152
Interest income on notes receivable from participants	425,516	448,024
Qualified non-elective contributions	3,009	65,076
Revenue sharing	68,025	59,755
Total (deductions) additions	(30,998,797)	149,459,740

Other deductions from net assets attributed to:
Benefits paid to participants	70,399,655	59,129,879
Investment and administrative expenses	591,117	560,701
Total other deductions	70,990,772	59,690,580
Net (decrease) increase before transfer (out) in	(101,989,569)	89,769,160

Transfer (out) in (Note 11, Note 10)	(23,217,541)	884,011
Net (decrease) increase	(125,207,110)	90,653,171

Net assets available for benefits:
Beginning of year	592,866,889	502,213,718
End of year	$467,659,779	$592,866,889

The accompanying notes are an integral part of these financial statements.

ADTALEM GLOBAL EDUCATION
RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of Adtalem Global Education Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a participant-directed defined contribution plan with elective employee participation on a before-tax and after-tax basis under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). The Plan covers all United States of America employees of Adtalem Global Education Inc. (“Adtalem” or “Employer”) and its subsidiaries eligible on the date of hire to make employee contributions. Participants are eligible for Adtalem’s matching contributions on the first day of employment.

Adtalem is the administrator of the Plan. Fidelity Management Trust Company (“FMTC” or “Trustee”) and affiliates serves as trustee of the Plan and performs certain administrative and record keeping services.

The Plan qualifies as a multiple employer plan as described in Section 413(c) of the IRC. The Plan allows any affiliated or unaffiliated employer, as defined in the Plan document, to participate in the Plan (Participating Employers or Employers) if it accepts the terms of the Plan, trust, adoption agreement, and all related documents. Participating Employers may have discretion to apply certain Plan provisions as written.

Becker Professional Education (“Becker”), OnCourse Learning (“OCL”), and the Association of Certified Anti-Money Laundering Specialists (“ACAMS”) became Participating Employers during 2022. As discussed in Note 11, Becker and OCL account balances of participants were transferred out of the Plan and into McKissock 401(k) Plan during the year ended December 31, 2022. As discussed in Note 2, ACAMS account balances of participants were transferred out of the Plan and into Association of Certified Anti-Money Laundering Specialists, LLC 401(k) Savings Plan on January 3, 2023.

Contributions

The Plan is funded by voluntary employee pre-tax contributions and after-tax Roth contributions. Participant contributions are subject to limitations set by the Internal Revenue Service (“IRS”). Participant contributions are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period. The Plan has an auto enrollment feature for newly hired employees. Unless they elect otherwise, participants are automatically enrolled at 4% of eligible compensation. The Plan offers an annual increase program that automatically increases a participant’s deferral by 1% each year unless the participants opt out. The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan, known as “rollover contributions.”

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan’s active investment funds. The minimum allocation to each investment fund is 1%. However, investments in the Adtalem Global Education Inc. Stock may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this investment fund.

Effective January 1, 2020, Adtalem makes a matching employer contribution into the Plan of 100% up to the first 6% of the participant’s compensation (as defined) and eliminated future discretionary contributions.

Adtalem does a true-up match annually to credit individual retirement plan participant’s accounts for any match contributions not received as a result of reaching the annual limit on participant contributions earlier in the plan year. A contribution receivable is recorded for participant deferrals and related Adtalem matching contributions earned during the Plan year but not received until the following Plan year.

Allocations to Participants

Each participant’s account is credited with the participant’s contributions and the Employer contributions. Earnings (losses) of the Plan are allocated on a daily basis. Participant accounts are charged with an allocation of investment and administrative expenses that are paid by the Plan. Allocations are based on the participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The investment options provided by the Plan include mutual funds, collective trusts, the Adtalem Global Education Inc. Stock, which is a direct purchase stock fund, and the Prudential Fixed Income Fund which is a guaranteed investment fund.

Vesting

Participants are fully vested in their contributions and related investment earnings and losses at all times.

Participants are immediately vested in Employer’s contributions, other than any discretionary contributions made to the Plan by Adtalem in prior years. Discretionary contributions made by Adtalem are ratably vested over a five-year period.

Withdrawals

A participant who has attained age 59½ may withdraw a portion (minimum of $1,000) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator but are limited to the value of the participant’s contributions and the participant’s immediate financial need. In addition, participants are limited to one hardship withdrawal per year. Earnings and Adtalem contributions are not eligible for hardship withdrawals. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant’s investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan’s provisions) or termination of employment for any reason other than death, and provided the value of the participant’s account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant’s beneficiaries in a lump sum distribution or installments. If upon a participant’s retirement, disability, or termination of employment the value of the participant’s account is not in excess of $1,000, such participant receives an immediate lump sum distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Adtalem Global Education Inc. Stock may elect, in writing, to have the value of his/her investment in the Adtalem Global Education Inc. Stock distributed in whole shares of Adtalem Global Education Inc. Common Stock. Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000, less his/her highest outstanding loan balance during the preceding 12-month period. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) became law on March 27, 2020. The CARES Act allows for a qualified participant to borrow up to the full value of his/her Plan account, but no more than $100,000, for loans taken between March 27, 2020 and

September 23, 2020. In addition, the CARES Act allows for a qualified participant with a loan outstanding on or after March 27, 2020, and any repayment on the loan due from March 27, 2020 to December 31, 2020, that such due date may be delayed for up to one year. No notes will be made while any other note is in default. Notes are granted for a minimum term of one year, and up to a maximum of five years (ten years for a purchase of a principal residence); however, the participant may prepay the note at any time. Each note bears a fixed rate of interest determined at the inception of the note by the Plan Administrator. The fixed rate of interest applied to each note is the prime rate as published in the Wall Street Journal on the last business day of the month preceding the calendar month in which the participant requests the note plus 1.00%. As of December 31, 2022, note interest rates in effect ranged from 4.25% to 8.00% with various maturity dates. Payment of the note is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding note balance.

Forfeitures

Any portion of a participant’s account balance in which the participant is not vested upon termination of employment constitutes forfeiture. As of December 31, 2022 and 2021, forfeited nonvested accounts totaled $521,464 and $590,882, respectively. The Plan provides that forfeitures are to be used to pay Plan administrative expenses or to reduce Employer contributions. For the plan years ended December 31, 2022 and 2021, $578,830 and $862,276, respectively, of forfeitures were used to reduce Employer contributions and no forfeitures were utilized to pay plan expenses.

Revenue Sharing

FMTC may receive revenue sharing payments from mutual funds in which the Plan’s assets are invested. Effective April 1, 2015, for funds with a revenue sharing component, which charges fees to participants, FMTC will credit the revenue sharing cost back to the participant’s accounts at the end of each quarter. The revenue sharing credits vary from 0.02% to 0.10% depending on the funds selected. For the years ended December 31, 2022 and 2021, total revenue sharing received amounted to $68,025 and $59,755, respectively, all of which was used to pay investment and administrative expenses. As of December 31, 2022 and 2021, revenue sharing accounts totaled $106,362 and $104,444, respectively, and will be used to pay future Plan expenses or allocated to eligible Plan participants.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsible investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, changes therein and the disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investments advisers, custodians, and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and accordingly have been included as an investment in Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year).

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by Adtalem.

Subsequent Events

The Plan Administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan Administrator was aware were evaluated through the date that these financial statements were issued.

On March 10, 2022, Adtalem completed the sale of ACAMS. The account balances of participants associated with ACAMS were transferred out of the Plan and into Association of Certified Anti-Money Laundering Specialists, LLC 401(k) Savings Plan on January 3, 2023. The total assets transferred were $10,641,135, which consisted of investment account balances.

3.	Insurance Contract

The Plan has entered into a benefit-responsive insurance contract with Prudential Retirement Insurance and Annuity Company (“Prudential”). The fully benefit-responsive guaranteed investment contract provides preservation of principal, maintains a stable interest rate, and provides daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The contract is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The guaranteed rate of interest for 2022 was 2.65% and 2021 was 3.00%. For purposes of crediting interest to participants, the rate for 2022 was 2.49% and 2021 was 2.84%.

As described in Note 2, because the guaranteed insurance contract is fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for the benefits attributable to the guaranteed insurance contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but are not limited to layoffs, Plan termination, business closings, re-organizations, liquidations, and the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the IRC. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed insurance contract does not permit Prudential to terminate the agreement prior to the scheduled maturity date.

4.	Fair Value Measurements

Authoritative guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with authoritative guidance, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, Adtalem uses quoted market prices to determine fair value, and such measurements are classified within Level 1. In some cases where market prices are not available, Adtalem makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves. These measurements are classified within Level 3.

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investment from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2022 and 2021, there were no transfers in or out of Levels 1, 2, or 3.

Fair value measurements of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The following is a description of the valuation methodologies used for assets measured at fair value.

Money Market and Mutual Funds: Valued at the daily net asset value (“NAV”) of shares held by the Plan, which are deemed to be actively traded.

Collective Trusts: Valued at the daily published NAV per unit held by the Plan as quoted by the trusts. The NAV is based on the fair value of the underlying investments held by the trust less its liabilities and is the basis for current transactions. Participant transactions may occur daily.

Common Stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis as of December 31, 2022 and 2021.

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$179,545,343	$—	$—	$179,545,343
Collective Trusts	—	247,271,218	—	247,271,218
Common Stock	4,210,247	—	—	4,210,247
Total	$183,755,590	$247,271,218	$—	$431,026,808

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$238,984,845	$—	$—	$238,984,845
Collective Trusts	—	308,410,846	—	308,410,846
Common Stock	3,890,275	—	—	3,890,275
Total	$242,875,120	$308,410,846	$—	$551,285,966

5.	Income Tax Status

The IRS has determined and informed Adtalem by a letter dated November 21, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan sponsor has indicated that it will take the necessary steps, if any, to correct any failure to operate the Plan in compliance with the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Plan Termination

Adtalem anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

7.	Investment Risk

The Plan provides for various investment options including Adtalem Global Education Inc. Common Stock and a number of mutual funds, commingled funds and an insurance contract all of which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions, and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

8.	Related-Parties and Party-in-Interest Transactions

At December 31, 2022 and 2021, a significant portion of the Plan’s assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of FMTC, the Plan’s Trustee. Fidelity Investments Institutional Operations Company, the Plan’s record keeper, is also an affiliate of FMTC and FMR. Investment and administrative fees paid to Fidelity for the years ended December 31, 2022 and 2021 were $352,095 and $304,974, respectively.

At December 31, 2022, the Plan held 118,599 shares of Adtalem Global Education Inc. Common Stock valued at $4,210,247. At December 31, 2021, the Plan held 131,606 shares of Adtalem Global Education Inc. Common Stock valued at $3,890,275.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021 to the Form 5500:

	2022	2021
Net assets available for benefits per the financial statements	$467,659,779	$592,866,889
Deemed participant loans	(544,929)	(500,067)
Adjustment for participant and employer contributions receivable allocated to participant accounts	(1,604,588)	(1,926,932)
Net assets available for benefits per the Form 5500	$465,510,262	$590,439,890

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ended December 31, 2022 and 2021 to the Form 5500:

	2022	2021
Net (decrease) increase in net assets available for benefits per the financial statements	$(125,207,110)	$90,653,171
Adjustment for participant and employer contributions and other	277,482	(900,252)
Net (decrease) increase in net assets available for benefits per Form 5500	$(124,929,628)	$89,752,919
10.	Transfer In

On August 12, 2021, Adtalem completed the acquisition of Walden University from Laureate Education, Inc. Certain account balances of participants associated with Walden University were transferred into the Plan from Laureate Education, Inc. 401(k) Retirement Savings Plan during the year ended December 31, 2021. The total assets transferred were $884,011, which consisted of notes receivable from participants.

11.	Transfer Out

On March 10, 2022, Adtalem completed the sale of Becker and OCL. The account balances of participants associated with Becker and OCL were transferred out of the Plan and into McKissock 401(k) Plan during the year ended December 31, 2022. The total assets transferred were $23,217,541, which consisted of $22,604,082 in investment account balances and $613,459 in notes receivable from participants.

ADTALEM GLOBAL EDUCATION RETIREMENT PLAN
PLAN NO. 001; PLAN EIN: 36-3150143

Form 5500, Schedule H, Part IV, Line 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost**	Current Value

		Money Market and Mutual Funds
*	Fidelity Management Trust Company	Government Money Market Fund		$15,745,864
*	Fidelity Management Trust Company	Short Term Income Fund		553,492
	Dimensional Fund Advisors	U.S. Portfolio Institutional Class		15,650,184
*	Fidelity Management Trust Company	Fidelity 500 Index Inst Fund		83,234,741
*	Fidelity Management Trust Company	Mid Cap Index		14,009,498
*	Fidelity Management Trust Company	International Index		8,990,444
	Baird	Core Plus Inst		17,564,957
	JP Morgan	Emerging Markets Equity		4,896,645
	Ariel	International Inst		4,176,531
	PIMCO	All Asset Fund Institutional Class		244,046
	Dodge and Cox	Balanced Fund		14,477,873
*	Fidelity Investments	Fidelity Government Cash Reserves		1,068
				179,545,343
		Collective Trusts
*	Fidelity Institutional Asset Management Trust Company	Index Target Date Income		3,346,155
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2015		12,089,754
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2025		49,750,447
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2035		68,559,691
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2045		79,260,088
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2055		34,208,250
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2065		56,833
				247,271,218

	Prudential Retirement Insurance and Annuity Company	Guaranteed Deposit Fund (at contract value)		26,207,935
*	Adtalem Global Education	Common Stock		4,210,247
*	Participant Loans- Various Participants	Participant loans with interest rates of 4.25% to 8.00% (maturing through December 2032)		8,226,958

				$465,461,701

*Indicates party-in-interest

**These investments are participant directed, and therefore, cost information is not required to be presented

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (Nos. 33-44421 and 333-198409) on Form S-8 of Adtalem Global Education Inc. of our report dated June 28, 2023, relating to our audit of the financial statements and supplemental schedule of Adtalem Global Education Retirement Plan, which appears in this Annual Report on Form 11-K of Adtalem Global Education Retirement Plan for the year ended December 31, 2022.

/s/ Hancock Askew & Co., LLP

Peachtree Corners, Georgia

June 28, 2023

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (Nos. 33-44421 and 333-198409) on Form S-8 of Adtalem Global Education Inc. of our report dated June 24, 2022, relating to our audit of the 2021 financial statements of Adtalem Global Education Retirement Plan, which appears in this Annual Report on Form 11-K of Adtalem Global Education Retirement Plan for the year ended December 31, 2022.

/s/ RSM US LLP

Chicago, Illinois

June 28, 2023